UNITED STATES BANKRUPTCY COURT
                     EASTERN DISTRICT OF NORTH CAROLINA
                              RALEIGH DIVISION


IN RE:                                  CASE NO.  93-01365-5-ATS

ROSE'S STORES, INC.,                    CHAPTER 11
(TAX ID #56-0382475),
          Debtor
____________________________


                                   ORDER
         AUTHORIZING INCREASED COMPENSATION OF R. EDWARD ANDERSON,
      PRESIDENT AND CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD


     THIS MATTER is before the Court upon the "Motion for Order Authorizing Increased Compensation of R. Edward Anderson, President and Chief Executive Officer and Chairman of the Board" (the "Motion"), filed by Rose's Stores, Inc., debtor and debtor-in-possession in the above-captioned case (the "Debtor"). The Motion was served on the "Official Service List" as established in the Court's "Ex Parte Order Establishing Notice Requirements With Respect To All Proceedings In This Case," entered on or about September 7, 1993. Based upon a review of the record, the Court hereby finds and concludes as follows:
     1. The Debtor filed for relief under chapter 11 of the Bankruptcy Code on September 5, 1993 (the "Petition Date"). Since that time, the Debtor has been operating as a debtor in possession pursuant to sections 1107 and 1108 of the Bankruptcy Code.
     2. At the Petition Date, the Debtor operated a chain of two hundred and fifteen (215) discount retail stores, known as "Roses," located in eleven (11) Mid-Atlantic and Southeastern states. At the

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time this motion was filed, the Debtor operated one hundred and thirteen (113)
on-going stores located in ten (10) states.
     3. On August 19, 1994, George L. Jones resigned from his position with the Debtor as president and chief executive officer. At that time, Mr. Jones was paid an annual base salary of $595,000.00, which was approved by Bankruptcy Court order dated June 7, 1994.
     4. On August 22, 1994, the Board of Directors for the Debtor (the "Board") called a meeting and elected Mr. R. Edward Anderson to the position of president and chief executive officer. The Board also elected
Mr. Anderson to the position of chairman of the board. Mr. Anderson will replace Mr. Lucuis H. Harvin who resigned from that position effective
August 23, 1994.
     5. Representatives of the Senior Secured Noteholders,(1) the Bank of Tokyo, Ltd., the Official Committee of the Unsecured Creditors, the
Official Committee of Equity Security Holders (collectively the "Creditor Constituencies") attended the Board

(1)  The "Senior Noteholders" hold approximately $70,500,000 principal amount of the Debtor's 11% Senior Secured Notes due December 31, 1998, and include Nationwide Life Insurance Company, Wausau Preferred Health Insurance Company, Equitable Variable Life Insurance Company, The Equitable Life Assurance Society of the United States, Jefferson-Pilot Life Insurance Company, The Franklin Life Insurance Company, The Franklin United Life Insurance Company, Great-West Life & Annuity Insurance Company, American Family Life Insurance Company, State Mutual Life Assurance Company of America, SMA Life Assurance Company, Merrill Lynch Life Insurance Company, ML Life Insurance Company of New York, Woodmen of the World Life Insurance Society, Knights of Columbus, Washington National Insurance Company, The Stonehill Investment Corp., Central Life Assurance Company, and Lazard Freres & Co., or their successor and assigns.

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meeting and unanimously recommended that the Board elect Mr. Anderson as the new president and chief executive officer. Counsel for General Electric Capital Corporation attended the Board meeting and stated that the election of Mr. Anderson to the position of president and chief executive officer would not constitute a default under the existing Debtor-In-Possession
Loan Agreement, dated as of September 20, 1993, as amended.
     6. Mr. Anderson joined Rose's in 1978 as controller, having previously been a C.P.A. with the accounting firm of Peat, Marwick, Mitchell. Prior to his recent promotion, Mr. Anderson served as the chief financial officer of the Debtor and was paid an annual base salary of $270,000.00. In this position, Mr. Anderson's job responsibilities included supervising company finances, accounting information systems, distribution, and risk management. A native of Goldsboro, North Carolina, Mr. Anderson earned a bachelor's degree in business and accounting from the University of North Carolina at Chapel Hill.
     7. The Board authorized the Debtor to enter into an employment agreement with Mr. Anderson, employing Mr. Anderson for a term effective immediately and expiring upon the earlier of thirty (30) days after the "Effective Date," as that term is used in the Debtor's Joint Plan of Reorganization, filed with this Court on August 1, 1994 or April 30, 1994.
     8. In the Motion, the Debtor requested authority to compensate Mr. Anderson for his services as president and chief

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executive officer and chairman of the board at an annual base salary of
$395,000.00, effective August 22, 1994. While this salary reflects an increase from his salary as chief financial officer, it is $200,000.00 less than that approved by this Court for Mr. Jones. Further, because
Mr. Anderson will also serve as chairman of the board, his job responsibilities will be greater than those undertaken by Mr. Jones while serving as president and chief executive officer.
     9. Mr. Anderson will continue to receive all other benefits offered by the Debtor to its officers, including, without limitation, participation in the Debtor's Severance Program and Short-Term Incentive Plan, both of which were approved by this Court by earlier order.
     10. The Debtor believes that Mr. Anderson is the candidate most qualified for the position of president and chief executive officer and chairman of the board. Mr. Anderson has approximately sixteen years of experience with the Debtor. Mr. Anderson has been a critical participant in the chapter 11 reorganization, particularly with respect to formulation of the Debtor's plan of reorganization. Further, the unanimous recommendation of Mr. Anderson by the Creditor Constituencies is a strong indicator of their confidence in Mr. Anderson's ability to lead the Debtor through confirmation and consummation of the Joint Plan of Reorganization.

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     NOW, THEREFORE, for good cause shown, it is hereby ordered that the
Debtor is authorized to increase Mr. Anderson's compensation to $395,000.00, effective August 22, 1994 to compensate him for his services as president and chief executive officer and chairman of the board.
Dated: October 12, 1994


                                   /s/ A. Thomas Small
                                   UNITED STATES BANKRUPTCY JUDGE

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